Mail Stop 4561

July 21, 2006

VIA U.S. MAIL AND FAX (770) 243-8286

Mr. Leo F. Wells, III
President, Principal Executive Officer and Sole Director
Wells Capital, Inc.
6200 The Corners Parkway
Norcross, GA 30092

      Re: **Wells Real Estate Fund II-OW**
              Form 10-K for the year ended December 31, 2005
              Filed March 29, 2006
              File No. 0-17876

Dear Mr. Wells:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                                 Sincerely,

                                 Daniel L. Gordon
                                 Branch Chief